FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item

1.	BBVA will subscribe the capital increase of its subsidiary BBVA Banco Francés (Argentina)

2.	BBVA concludes BBVA Bancomer’s tender offer and reaches 98.88% ownership

Banco Bilbao Vizcaya Argentaria, S.A. informs that its subsidiary BBVA Banco Francés has communicated to Comisión Nacional de Valores (the securities commission in Argentina) as significant event:

the Board of Directors of BBVA Banco Francés resolved to implement a plan that will improve its adjusted stockholders’ equity, whereby the Bank will fully comply with new minimum capital requirements established by the Central Bank of Argentina. Such plan contemplates:

a)	a capital increase of up to Ps.385 million (US$132.2 million), which will be submitted to the approval of an Ordinary and Extraordinary Stockholders Meeting and the applicable local authorities; and
b)	the sale of the Bank’s whole stake in Banco Francés (Cayman) Limited, which has already been approved by the regulatory authorities of the Cayman Islands.

Banco Bilbao Vizcaya Argentaria S.A. (BBVA), the largest shareholder of BBVA Banco Francés, has informed its decision to participate in this process through

1.	the capitalization of a loan granted by BBVA to BBVA Banco Francés in an amount of up to US$ 77.7 million;
2.	an additional capital increase to be subscribed directly or indirectly, in cash or in kind, in an amount of up to US$ 40 million. Such additional subscription will be made in respect of the new shares that remain unsubscribed after the other stockholders of Banco Francés have exercised their pre-emptive rights.

Furthermore, BBVA will acquire from BBVA Banco Francés its whole stake in Banco Francés (Cayman) Limited. The sale will be at market value, for an amount of US$238,462,142, as determined by two well-recognized independent consultants whose valuation opinions have been requested.

These two operations will have no effects in the consolidated earnings of the Group BBVA, as far as the loans to be capitalized are fully provisioned and the subsidiary is already integrated in the consolidated financial statements.

BBVA informs that, according to the information received from Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer and The Bank of New York (as agents in the transaction), the number of shares (including those represented by ADR’s) that have been tendered in the Offer to Purchase shares representing 40.6% of the capital stock of GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER), once the period of the offer has concluded, totaled 3,660,295,210, which represent 39.46% of the capital stock of the Mexican financial entity.

Pursuant to Section 7 of the Information Brochure (Folleto Informativo) of the Offer in Mexico and to Section 2 of the U.S. Offer to Purchase, BBVA informs its acceptance of all the shares referred above tendered in the Offer to Purchase and that, with the acquisition of such percentage, which will take place once the settlement is made, its equity interest in the capital stock of BANCOMER will represent 98.88%.

Reaching this percentage, as indicated in the Mexican Information Brochure and in the U.S. Offer to Purchase, BBVA has the intention to cause the corresponding corporate bodies of BANCOMER, to take the necessary steps to request the delisting of the shares of BANCOMER from the Mexican Stock Exchange, as well as the cancellation of the corresponding ADS’s programs.

We also attach a press release.

Press release

BBVA concludes successfully BBVA Bancomer’s tender offer and reaches 98.88% ownership

➢	The bank buys 39.46% of Bancomer for approximately € 3.2 billion

➢	The transaction consolidates BBVA Bancomer as the leading financial group in Mexico, with a market share greater than 25% in the banking business

BBVA announced on March 22th the successful conclusion of its public tender offer to acquire 40.6% of the outstanding shares of BBVA Bancomer. After the closing of the transaction, Grupo BBVA will own 98.88% of the shares of the Mexican financial institution. The successful tender offer reinforces Bancomer as the leading financial group in the country.

A total of 3.66 billion shares (including shares represented by ADR’s), representing 39.46% of the total capital stock of Grupo Financiero BBVA Bancomer have been tendered in the Mexican and U.S. offers. BBVA has accepted all of such shares for payment.

With the acquisition of such shares, which will take place upon settlement of the transaction, BBVA interest in the capital stock of Bancomer will be approximately 98.88%.

Having reached this percentage ownership BBVA has the intention to cause Bancomer to take the necessary steps to request the delisting of the shares of Bancomer from the Mexican Stock Exchange, as well as the termination of its ADSs programs.

“We have done this transaction because we want to grow with Mexico,” BBVA’s Chairman Francisco González said. “From now on, Bancomer will be an even stronger financial institution, with deeper financial strength. A more diversified bank in terms of risks with a more flexible management style,” he added. “On top of that, Bancomer will be in a position to provide better service to customers and to cooperate with the development of the Mexican financial system and the Mexican society.”

The acquisition, which has a positive impact on BBVA’s EPS, will allow the Group to accelerate its growth. In addition, timing was appropriate and the transaction does not carry any integration risks.

Mexican leader

Last February 2, BBVA announced the launching of a public tender offer to acquire the outstanding shares paying MXN 12 in cash per BBVA Bancomer share (MXN 240 per ADS), representing a 13.7% premium over the last closing price on Friday January 30, and an 18.9% premium over the average of the closing prices of the last thirty trading days. The offer had a total value of approximately € 3.2 billion.

The offer was financed through three sources of funds. First, BBVA is using the core capital generated during 2004. Second, BBVA used funds obtained through the divestiture of some of the Group’s industrial portfolio holdings and non-strategic financial investments, for a total value of € 1.4 billion. Last, through a € 2 billion capital increase last February 4, executed in record time, around four hours.

With this offer, BBVA confirms its commitment to Mexico and to BBVA Bancomer, which has became one of the main growth drivers of BBVA after its successful transformation in the past three years into a solid, profitable, innovative and client-oriented bank.

The tender offer is in line with the profitable growth strategy of BBVA and its commitment to Mexico as one of the main growth drivers of the Group. At the launching of the tender offer BBVA explained that this operation had two basic goals: the creation of shareholders’ and strategic value.

BBVA Bancomer operates in one of the most stable economies in Latin America, with the highest GDP per capita and one of the lowest bancarization levels in the region. As such, it operates in a market with high growth potential in the banking business.

In this context, BBVA Bancomer is in the best competitive position to benefit from the favorable economic outlook for Mexico in 2004.

In the last three years, BBVA Bancomer has evolved into a success story as a result of a management strategy that has placed the financial group in a solid, innovative, profitable and client-oriented position.

The Mexican group successfully managed the integration process started in 2000, and today it has clear competitive positions:

➢	it is the first financial franchise, with a leading position in the banking business with market shares above 25% in terms of deposits and loans

➢	it is the first group in bancassurance (market share of 38.8%), and the second in pension fund management (21.3%)

➢	it is the first group in the business of fund transfers (40%) to and from persons outside of Mexico, a rapidly growing business

➢	it is the first group in total branches in Mexico (1,653 offices), with leadership in brand awareness and the leading distribution network in 91% of Mexican states

➢	It has a solid capital position and a low level of risk

➢	It reached a return on equity (ROE) of 13.3% in 2003 (from 5.6% in 2000), and has improved its efficiency ratio to 53% in 2003 from 70% in 2000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March, 22nd 2004	By:	/s/ JAVIER MALAGON NAVAS

		Name:	JAVIER MALAGON NAVAS

		Title:	Authorized Representative of BancoBilbao Vizcaya Argentaria, S.A.